Wyoming Profit Corporation

Articles of Restatement

of

Life Clips, Inc.

1.	The name of the corporation is Life Clips, Inc.

2.	The text of the restated articles of incorporation of the corporation is attached hereto as Annex A.

3.	The corporation hereby certifies that the restated articles of incorporation attached hereto as Annex A:

(a)	consolidate all prior amendments to the articles of incorporation of the corporation into a single document; and

(b)	amend the articles of incorporation, which amendment was duly approved by the shareholders on April 20, 2016 in the manner required by the Wyoming Business Corporation Act and by the articles of incorporation of the corporation.

Life Clips, Inc. has caused these Articles of Restatement to be signed by the authorized officer below as of April 20, 2016.

LIFE CLIPS, INC.

/s/ Robert Gruder
Robert Gruder, Chief Executive Officer

Annex A

Wyoming Profit Corporation

Restated Articles of Incorporation

of

Life Clips, Inc.

ARTICLE 1. Name.

The name of the corporation is Life Clips, Inc.

ARTICLE 2. Registered Agent.

The name and physical address of the corporation’s registered agent is:

Corporate Creations Network Inc.

5830 E. 2nd Street

Casper, WY 82609 USA

ARTICLE 3. Mailing Address.

The mailing address of the corporation is:

233 S. Sharon Amity Road

Suite 201

Charlotte, NC 28211

ARTICLE 4. Principal Office Address.

The address of the corporation’s principal office is:

233 S. Sharon Amity Road

Suite 201

Charlotte, NC 28211

ARTICLE 5. Authorized Stock.

(A) Classes of Stock. The corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the corporation is authorized to issue is Three Hundred Twenty Million (320,000,000). Three Hundred Million (300,000,000) shares shall be Common Stock, each share with a par value of $0.001, and Twenty Million (20,000,000) shares shall be Preferred Stock, each share with a par value of $0.001.

(B) Forward Stock Split. Effective upon the “Effective Time” (as defined below), all issued and outstanding shares of Common Stock (the “Existing Common Stock”) of the corporation shall be, and hereby are, automatically reclassified as follows: Each one (1) share of Existing Common Stock shall automatically be reclassified, changed, and converted into (the “Forward Stock Split”) eleven (11) validly issued, fully paid, and non-assessable shares of Common Stock, par value $0.001 per share (the “New Common Stock”). The corporation shall, through its transfer agent, provide certificates representing New Common Stock to holders of Existing Common Stock in exchange for certificates representing Existing Common Stock. From and after the Effective Time, certificates representing shares of Existing Common Stock shall be cancelled and shall represent only the right of the holders thereof to receive New Common Stock. From and after the Effective Time, the term New Common Stock as used in this Article 5 shall mean Common Stock as provided in these restated articles of incorporation, including the par value therefore. The “Effective Time” shall be February 18, 2016.

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(C) Rights, Preferences and Restrictions of Preferred Stock. The Preferred Stock authorized by these restated articles of incorporation may be issued from time to time in series. The board of directors is hereby authorized to fix or alter the rights, preferences, privileges and restrictions granted to or imposed upon series of Preferred Stock, and the number of shares constituting any such series and the designation thereof, or of any of them. Subject to compliance with applicable protective voting rights which may be granted to the Preferred Stock or series thereof in certificates of determination or the corporation’s restated articles of incorporation (“Protective Provisions”), but notwithstanding any other rights of the Preferred Stock or any series thereof; the rights, privileges, preferences and restrictions of any such series may be subordinated to, pari passu with (including, without limitation, inclusion in provisions with respect to liquidation and acquisition preferences, redemption and/or approval of matters by vote or written consent), or senior to any of those of any present or future class or series of Preferred or Common Stock. Subject to compliance with applicable Protective Provisions, the board of directors is also authorized to increase or decrease the number of shares of any series prior or subsequent to the issue of that series, but not below the number of shares of such series then outstanding. In case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series. The board of directors of the corporation is expressly granted authority, without shareholder approval, and within the limits of the Wyoming Business Corporation Act, to take all of the foregoing action.

(D) Other Designations. The allocation between the classes, or among the series of each class, of unlimited voting rights and the right to receive the net assets of the corporation upon dissolution, shall be as designated by the board of directors. All rights accruing to the outstanding shares of the corporation not expressly provided for to the contrary herein or in the corporation’s Bylaws or in any amendment hereto or thereto shall be vested in the Common Stock. Accordingly, unless and until otherwise designated by the board of directors of the corporation, and subject to any superior rights as so designated, the Common Stock shall have unlimited voting rights and be entitled to receive the net assets of the corporation upon dissolution.

ARTICLE 6. Elimination of Director Liability. To the fullest extent now or hereafter permitted by the Wyoming Business Corporation Act, no person who is or was a director of the corporation shall be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 17-16-833 of the Wyoming Business Corporation Act, or (iv) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this Article 6 shall apply to or have any effect on the liability of any director for or with respect to acts or omissions occurring prior to such amendment or repeal.

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ARTICLE 7. Action Without Meeting. Any action required or permitted by the Wyoming Business Corporation Act to be taken at a shareholders’ meeting may be taken without a meeting, and without prior notice, if consents in writing setting forth the action so taken are signed by the holders of outstanding shares having not less than the minimum number of votes that would be required to authorize or take the action at a meeting at which all shares entitled to vote on the action were present and voted. The written consent shall bear the date of signature of the shareholder(s) who signs the consent and be delivered to the corporation for inclusion in the minutes or filing with the corporate records.

Life Clips, Inc. has caused these Restated Articles of Incorporation to be signed by the authorized officer below as of April 20, 2016.

LIFE CLIPS, INC.

/s/ Robert Gruder
Robert Gruder, Chief Executive Officer

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